FORM 51-102F3 - MATERIAL CHANGE REPORT

1. Name and Address of Company

Loncor Resources Inc. (the "Company")

1 First Canadian Place

Suite 7070, 100 King Street West

Toronto, Ontario

M5X 1E3

2. Date of Material Change

February 25, 2020.

3. News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through GlobeNewswire on February 25, 2020.

4. Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5. Full Description of Material Change

5.1 Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Multilateral Instrument 61-101

As set out in the attached News Release, the Company closed on February 25, 2020 a private placement (the "Financing") of 6,000,000 common shares of the Company (the "Offered Shares") at a price of Cdn$0.40 per Offered Share for gross proceeds of Cdn$2,400,000.  Arnold T. Kondrat ("Kondrat"), who is Chief Executive Officer and a director of the Company, purchased 1,440,000 of the Offered Shares, Resolute Canada 2 Pty Ltd ("Resolute"), which holds more than 10% of the outstanding common shares of the Company, purchased 300,000 of the Offered Shares, and Donat K. Madilo ("Madilo"), who is Chief Financial Officer of the Company, purchased 50,000 of the Offered Shares.  The issuance of these Offered Shares to Kondrat, Resolute and Madilo is each a "related party transaction" within the meaning of Multilateral Instrument 61-101 entitled Protection of Minority Security Holders in Special Transactions ("MI 61-101") (a director of the Company, a senior officer of the Company and a holder of more than 10% of the outstanding common shares of the Company is a "related party" of the Company within the meaning of MI 61-101).  Section 5.2 of MI 61-101 requires that certain information be disclosed in this material change report with respect to the Financing, as follows:

(a) Description of the transaction and its material terms:

See the attached News Release.

(b) Purpose and business reasons for the transaction:

To provide funds for the Company to be used by the Company for general corporate purposes.

(c) Anticipated effect of the transaction on the issuer's business and affairs:

The Financing improved the Company's financial position by providing funds to be used by the Company for general corporate purposes.  The Financing also resulted in a significant number of shares being issued by the Company, as set out in the attached News Release.

(d) Description of (i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties, and (ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Immediately prior to the closing of the Financing: (i) Kondrat held 27,523,909 (or 28.73%) of the outstanding common shares of the Company and 1,125,000 stock options granted under the Company's stock option plan; (ii) Resolute held 25,500,000 (or 26.62%) of the outstanding common shares of the Company; and (iii) Madilo held 50,000 (or 0.05%) of the outstanding common shares of the Company and 650,000 stock options granted under the Company's stock option plan.

Taking into account the Offered Shares acquired under the Financing: (i) Kondrat now owns a total of 28,963,909 common shares of the Company (representing 28.45% of the common shares outstanding immediately following the closing of the Financing) and 1,125,000 stock options granted under the Company's stock option plan; (ii) Resolute now owns a total of 25,800,000 common shares of the Company (representing 25.34% of the common shares outstanding immediately following the closing of the Financing); and (iii) Madilo now owns a total of 100,000 common shares of the Company (representing 0.01% of the common shares outstanding immediately following the closing of the Financing) and 650,000 stock options granted under the Company's stock option plan.

(e) Unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

As three of the four members of the board of directors of the Company are independent directors (Kondrat is the fourth director), the formation of a special committee was not viewed as being necessary.  The Financing was unanimously approved by the three independent directors of the Company.  Kondrat refrained from voting on the board of directors' resolution to approve the Financing as a result of his interest in the Financing as set out above.

(f) Summary, in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable (see item 8(i) of this report below).

(g) Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction (i) that has been made in the 24 months before the date of the material change report, and (ii) the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

Not applicable.

(h) General nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Not applicable.

(i) Disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7, respectively, of MI 61-101 and the facts supporting reliance on the exemptions:

The Company is relying on (A) subsection 5.5(a) of MI 61-101, which exempts the Company from the requirements under MI 61-101 of having to perform a formal valuation for Kondrat's, Resolute's and Madilo's participation in the Financing, and (B) subsection 5.7(1)(a) of MI 61-101, which exempts the Company from the requirements under MI 61-101 of having to obtain minority shareholder approval for Kondrat's, Resolute's and Madilo's participation in the Financing.  These exemptions are available as neither the fair market value of the 1,790,000 Offered Shares issued to Kondrat, Resolute and Madilo under the Financing, nor the fair market value of the consideration for such Offered Shares, exceeds 25% of the Company's market capitalization, calculated in accordance with MI 61-101.

8. Executive Officer

Arnold T. Kondrat (Chief Executive Officer) - (416) 361-2510.

9. Date of Report

March 5, 2020.

Schedule "A"

PRESS RELEASE

LONCOR CLOSES PRIVATE PLACEMENT FINANCING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada - February 25, 2020 - Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQB: "LONCF"), a Canadian gold exploration company with significant projects in the Democratic Republic of the Congo, is pleased to announce that, further to its January 13, 2020 press release, it has closed a private placement of 6,000,000 common shares of the Company (the "Offered Shares") at a price of Cdn$0.40 per Offered Share for gross proceeds of Cdn$2,400,000.  The Company intends to use the proceeds from this financing (the "Financing") for general corporate purposes.  A total of 1,790,000 of the Offered Shares issued under the Financing were purchased by certain insiders of the Company, including Mr. Arnold T. Kondrat, who is Founder, Chief Executive Officer and a director of Loncor and who purchased 1,440,000 of the Offered Shares.  Taking into account the acquisition of such shares, Mr. Kondrat now holds 28,963,909 (or 28.45%) of the outstanding common shares of Loncor.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Loncor Resources Inc.

Loncor is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo (the "DRC") - the Ngayu and North Kivu projects.  Both projects have historic gold production.  Exploration at the Ngayu project is currently being undertaken by Loncor's joint venture partner Barrick Gold Corporation through its DRC subsidiary Barrick Gold (Congo) SARL ("Barrick").  The Ngayu project is 200 kilometres southwest of the Kibali gold mine, which is operated by Barrick and in 2019 produced 814,027 ounces of gold.  As per the joint venture agreement signed in January 2016, Barrick manages and funds exploration at the Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%.  Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.

Certain parcels of land within the Ngayu project surrounding and including the Makapela and Yindi prospects have been retained by Loncor and do not form part of the joint venture with Barrick.  Barrick has certain pre-emptive rights over these two areas.  Loncor's Makapela prospect has an Indicated Mineral Resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an Inferred Mineral Resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).  Loncor also recently acquired a 71.25% interest in the KGL-Somituri gold project in the Ngayu gold belt which has an Inferred Mineral Resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au), with 71.25% of this resource being attributable to Loncor via its 71.25% interest.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Qualified Person

Peter N. Cowley, who is President of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Technical Reports

Certain information with respect to the Company's Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Certain information with respect to the Company's recently acquired KGL-Somituri project is contained in the technical report of Roscoe Postle Associates Inc. dated February 28, 2014 and entitled "Technical Report on the Somituri Project Imbo Licence, Democratic Republic of the Congo".  A copy of the said report, which was prepared for, and filed on SEDAR by, Kilo Goldmines Ltd., can be obtained from SEDAR at www.sedar.com.  To the best of the Company's knowledge, information and belief, there is no new material scientific or technical information that would make the disclosure of the KGL-Somituri mineral resource included in this press release inaccurate or misleading.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 1, 2019 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com, or contact: Arnold T. Kondrat, CEO, Toronto, Ontario, Tel: + 1 (416) 366 7300.

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